EXHIBIT 99.2
Management’s Report

Management’s Responsibility on Financial Statements
Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data presented in this annual report. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management’s opinion, the consolidated financial statements are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, have been prepared within acceptable limits of materiality, and have utilized supportable, reasonable estimates.
To ensure the integrity of our financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization including a written ethics and integrity policy that applies to all employees including the Chief Executive Officer and Chief Financial Officer.
The Board of Directors approves the consolidated financial statements. Their financial statement related responsibilities are fulfilled primarily through the Audit Committee. The Audit Committee is composed entirely of independent directors, and includes at least one director with financial expertise. The Audit Committee meets regularly with Management and the external auditors to discuss reporting and control issues and ensures each party is properly discharging its responsibilities. The Audit Committee also considers the independence of the external auditors and reviews their fees.
The consolidated financial statements have been audited by Deloitte LLP, Chartered Professional Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the internal control over financial reporting for ARC Resources Ltd. and subsidiaries ("the Company") as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. The assessment was based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015. The Company’s internal control over financial reporting as of December 31, 2015 has been audited by Deloitte LLP, the Company’s external auditors, who also audited the Company’s consolidated financial statements for the year ended December 31, 2015.

/s/ Myron M. Stadnyk             /s/ P. Van R. Dafoe
President and Chief Executive Officer    Senior Vice-President and Chief Financial Officer
Calgary, Alberta
February 10, 2016

ARC Resources Ltd.	Page 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of ARC Resources Ltd:

We have audited the accompanying consolidated financial statements of ARC Resources Ltd. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as at December 31, 2015 and 2014 and the consolidated statements of income and comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of ARC Resources Ltd. and subsidiaries as at December 31, 2015 and 2014 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ “Deloitte LLP”
Chartered Professional Accountants, Chartered Accountants
February 10, 2016
Calgary, Canada

ARC Resources Ltd.	Page 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ARC Resources Ltd:

We have audited the internal control over financial reporting of ARC Resources Ltd. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2015 of the Company and our report dated February 10, 2016 expressed an unmodified/unqualified opinion on those consolidated financial statements.

/s/ “Deloitte LLP”
Chartered Professional Accountants, Chartered Accountants
February 10, 2016
Calgary, Canada

ARC Resources Ltd.	Page 3

ARC RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
As at

(Cdn$ millions)	December 31, 2015	December 31, 2014

ASSETS
Current assets
Cash and cash equivalents (Note 6)	167.3	7.1
Short-term investment	3.2	3.6
Accounts receivable	116.6	165.0
Prepaid expenses	14.3	14.3
Risk management contracts (Note 16)	207.5	131.8
Assets held for sale (Note 10)	—	5.8
	508.9	327.6
Reclamation fund (Note 8)	34.3	35.2
Risk management contracts (Note 16)	204.7	128.0
Exploration and evaluation assets (Note 9, 11)	276.4	266.4
Property, plant and equipment (Note 10, 11)	4,659.7	5,320.1
Goodwill (Note 11)	248.2	248.2
Total assets	5,932.2	6,325.5

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	137.5	339.1
Current portion of long-term debt (Note 13)	57.9	49.5
Current portion of asset retirement obligations (Note 14)	18.0	13.0
Dividends payable	34.7	32.0
Risk management contracts (Note 16)	1.6	1.0
Liabilities associated with assets held for sale (Note 14)	—	5.5
	249.7	440.1
Risk management contracts (Note 16)	0.7	1.0
Long-term debt (Note 13)	1,056.4	1,025.3
Long-term incentive compensation liability (Note 19)	19.5	29.1
Other deferred liabilities	14.1	15.8
Asset retirement obligations (Note 14)	555.2	603.1
Deferred taxes (Note 17)	648.1	659.3
Total liabilities	2,543.7	2,773.7
Commitments and contingencies (Note 20)

SHAREHOLDERS’ EQUITY
Shareholders’ capital	4,536.9	3,951.1
Contributed surplus	12.6	8.6
Deficit	(1,161.1)	(407.9)
Accumulated other comprehensive income	0.1	—
Total shareholders’ equity	3,388.5	3,551.8
Total liabilities and shareholders’ equity	5,932.2	6,325.5
See accompanying notes to the consolidated financial statements.
Approved by the Board of Directors

/s/ Harold N. Kvisle                    /s/ Kathleen M. O’Neill
Chairman of the Board of Directors and Director        Chair of the Audit Committee and Director

ARC Resources Ltd.	Page 4

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31

(Cdn$ millions, except per share amounts)	2015	2014

REVENUE
Sales of crude oil, natural gas, condensate, natural gas liquids and other income	1,193.7	2,107.7
Royalties	(103.3)	(298.0)
	1,090.4	1,809.7

Gain on risk management contracts (Note 16)	338.0	176.2
	1,428.4	1,985.9

EXPENSES
Transportation	97.0	91.6
Operating	298.0	364.2
Exploration and evaluation expenses (Note 9, 11)	46.9	39.4
General and administrative	68.6	84.3
Interest and financing charges	51.0	47.3
Accretion of asset retirement obligations (Note 14)	13.4	14.9
Depletion, depreciation, amortization and impairment (Note 10, 11)	1,065.4	758.5
Loss on foreign exchange	177.8	73.7
Loss on short-term investment	0.4	—
Gain on disposal of petroleum and natural gas properties	(31.6)	1.8
	1,786.9	1,475.7
Provision for (recovery of) income taxes (Note 17)
Current	(9.0)	70.3
Deferred	(6.8)	59.1
	(15.8)	129.4

Net income (loss)	(342.7)	380.8

Net income (loss) per share (Note 18)
Basic	(1.01)	1.20
Diluted	(1.01)	1.20
See accompanying notes to the consolidated financial statements.

ARC Resources Ltd.	Page 5

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31

(Cdn$ millions)	2015	2014

Net income (loss)	(342.7)	380.8
Other comprehensive income
Items that may be reclassified into earnings, net of tax:
Net unrealized gain on reclamation fund investments	0.1	—
Other comprehensive income	0.1	—
Comprehensive income (loss)	(342.6)	380.8
See accompanying notes to the consolidated financial statements.

ARC Resources Ltd.	Page 6

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31
(Cdn$ millions)	Shareholders’ Capital (Note 18)	Contributed Surplus	Deficit	Accumulated other comprehensive income	Total Shareholders’ Equity
December 31, 2013	3,800.8	3.8	(408.5)	—	3,396.1
Total comprehensive income	—	—	380.8	—	380.8
Shares issued pursuant to the dividend reinvestment program	115.9	—	—	—	115.9
Shares issued pursuant to the stock dividend program	35.1	—	—	—	35.1
Cancellation of shares and return of accrued dividends	(0.7)	1.9	—	—	1.2
Recognized under share-based compensation plans (Note 19)	—	2.9	—	—	2.9
Dividends declared	—	—	(380.2)	—	(380.2)
December 31, 2014	3,951.1	8.6	(407.9)	—	3,551.8
Net loss	—	—	(342.7)	—	(342.7)
Other comprehensive income	—	—	—	0.1	0.1
Total comprehensive income (loss)	—	—	(342.7)	0.1	(342.6)
Shares issued for cash	402.7	—	—	—	402.7
Shares issued pursuant to the dividend reinvestment program	151.0	—	—	—	151.0
Shares issued pursuant to the stock dividend program	44.5	—	—	—	44.5
Share issuance costs (1)	(12.4)	—	—	—	(12.4)
Recognized under share-based compensation plans (Note 19)	—	4.0	—	—	4.0
Dividends declared	—	—	(410.5)	—	(410.5)
December 31, 2015	4,536.9	12.6	(1,161.1)	0.1	3,388.5

(1)	Amount is net of deferred tax of $4.4 million.
See accompanying notes to the consolidated financial statements.

ARC Resources Ltd.	Page 7

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31

(Cdn$ millions)	2015	2014
CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net income (loss)	(342.7)	380.8
Add items not involving cash:
Unrealized gain on risk management contracts	(152.0)	(205.3)
Accretion of asset retirement obligations (Note 14)	13.4	14.9
Depletion, depreciation, amortization and impairment (Note 10, 11)	1,065.4	758.5
Exploration and evaluation expenses (Note 9, 11)	46.9	39.4
Unrealized loss on foreign exchange	178.5	73.8
Gain on disposal of petroleum and natural gas properties	(31.6)	1.8
Deferred tax expense (recovery) (Note 17)	(6.8)	59.1
Other (Note 22)	2.3	1.0
Net change in other liabilities (Note 22)	(22.0)	(20.4)
Change in non-cash working capital (Note 22)	(62.4)	49.4
	689.0	1,153.0
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt under revolving credit facilities, net	(83.8)	(22.1)
Issuance of senior notes	—	166.6
Repayment of senior notes	(53.8)	(43.9)
Issuance of common shares (Note 18)	402.7	—
Share issuance costs	(16.8)	—
Cash dividends paid	(212.3)	(228.6)
	36.0	(128.0)
CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties (Note 9, 10)	(14.4)	(71.7)
Disposal of petroleum and natural gas properties	88.8	37.5
Property, plant and equipment development expenditures (Note 10)	(514.0)	(958.2)
Exploration and evaluation asset expenditures (Note 9)	(33.9)	(49.4)
Net reclamation fund withdrawals (contributions)	0.9	(2.6)
Change in non-cash working capital (Note 22)	(92.2)	26.5
	(564.8)	(1,017.9)
INCREASE IN CASH AND CASH EQUIVALENTS	160.2	7.1
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7.1	—
CASH AND CASH EQUIVALENTS, END OF YEAR	167.3	7.1
The following are included in cash flow from operating activities:
Income taxes paid in cash	42.8	30.4
Interest paid in cash	52.0	46.3
See accompanying notes to the consolidated financial statements.

ARC Resources Ltd.	Page 8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014

1.	STRUCTURE OF THE BUSINESS
The principal undertakings of ARC Resources Ltd. and its subsidiaries (collectively the “Company” or “ARC”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets.
ARC was incorporated in Canada and the Company’s registered office and principal place of business is located at 1200, 308 – 4th Avenue SW, Calgary, Alberta, Canada T2P 0H7.

2.	BASIS OF PREPARATION
These consolidated financial statements (the “financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). All financial information is reported in millions of Canadian dollars ("Cdn$"), unless otherwise noted. References to “US$” are to United States dollars.
The financial statements have been prepared on a historical cost basis, except for ARC's cash and cash equivalents, short-term investment, reclamation fund assets, and risk management contracts which are presented at fair value, as detailed in the accounting policies disclosed in Note 3.
The financial statements include the accounts of ARC and its wholly owned subsidiaries, ARC Resources General Partnership (the "partnership") and 1504793 Alberta Ltd. All inter-entity transactions have been eliminated. ARC's operations are viewed as a single operating segment by the chief operating decision maker of the Company for the purpose of resource allocation and assessing performance.
The preparation of the financial statements requires Management to use judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimated. Significant estimates and judgments used in the preparation of the financial statements are detailed in Note 5.
These financial statements were authorized for issue by the Board of Directors on February 10, 2016.

3.	SUMMARY OF ACCOUNTING POLICIES
Revenue Recognition
Revenue associated with the sale of crude oil, natural gas, condensate and natural gas liquids (“NGLs”) owned by ARC is recognized when title is transferred from ARC to its customers. Revenue is measured at the fair value of the consideration received or receivable. Revenue represents ARC's share net of royalty payments to governments and other mineral interest owners. Revenue from the sale of crude oil, natural gas, condensate and NGLs (prior to deduction of transportation costs) is recognized when all of the following conditions have been satisfied:

•	ARC has transferred the significant risks and rewards of ownership of the goods to the buyer;

•	ARC retains no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to ARC; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.
Transportation
Costs paid by ARC for the transportation of crude oil, natural gas, condensate and NGLs to the point of title transfer are recognized when the transportation is provided.
Joint Arrangements
ARC conducts many of its oil and gas production activities through jointly controlled operations and the financial statements reflect only ARC’s proportionate interest in such activities. Joint control exists for contractual

ARC Resources Ltd.	Page 9

arrangements governing ARC's assets whereby ARC has less than 100 per cent working interest, all of the partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties that collectively control the arrangement and share the associated risks. ARC does not have any joint arrangements that are individually material to the Company or that are structured through joint venture arrangements.
Share-Based Compensation Plans
ARC's share-based compensation plans include both cash-settled awards and equity-settled awards.
Compensation expense associated with cash-settled awards is determined based on the fair value of the award at grant date and is subsequently revalued at each period end. This valuation incorporates the period-end share price, dividends declared during the period, the number of units outstanding at each period end, and certain Management estimates, such as a performance multiplier and estimated forfeiture. Compensation expense is recognized in earnings over the relevant service period with a corresponding increase or decrease in liabilities. Classification of the associated short-term and long-term liabilities is dependent on the expected payout dates.
Compensation expense associated with equity-settled awards is determined based on the fair value of the award at grant date and is recognized over the period that the awards vest, with a corresponding increase to contributed surplus. Depending on the terms of the plan, when the awards are exercised, the associated contributed surplus is recognized in shareholders' capital.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, market deposits and similar type instruments, with an original maturity of three months or less when purchased.
Reclamation Fund
ARC's reclamation fund holds investment-grade assets and cash and cash equivalents. Investments are categorized as available-for-sale assets. Available-for-sale assets are initially measured at fair value with subsequent changes in fair value recognized in other comprehensive income ("OCI"), net of tax.
Goodwill
ARC records goodwill relating to a business combination when the total purchase price exceeds the fair value of the identifiable assets and liabilities of the acquired company. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is evaluated for impairment on an annual basis, or more frequently if potential indicators of impairment exist.
Exploration and Evaluation (“E&E”) Assets
E&E costs are capitalized until the technical feasibility and commercial viability, or otherwise, of the relevant projects have been determined. Technical feasibility and commercial viability of E&E assets is dependent upon the existence of economically recoverable reserves and obtaining the appropriate internal and external approvals. E&E costs may include costs of license acquisition, technical services and studies, exploration drilling and testing, and the estimate of any asset retirement costs. Costs incurred prior to obtaining the legal right to explore are expensed as incurred. Net revenues from test production associated with assets classified as E&E are recognized as earned. Assets classified as E&E are not amortized.
If a project classified as E&E is determined to be technically feasible and commercially viable, the relevant cost is transferred from E&E to development and production assets which are classified as PP&E on the consolidated balance sheets (the "balance sheets"). Assets are assessed for impairment prior to any such transfer. If an E&E project is determined to be unsuccessful, all associated costs are charged to the consolidated statements of income (the "statements of income") in E&E expenses at that time.
Property, Plant and Equipment ("PP&E")
Items of PP&E, which include oil and gas development and production assets and administrative assets, are measured at cost less accumulated depletion, depreciation and amortization ("DD&A") and accumulated impairment losses.
Overhead costs that are directly attributable to bringing an asset to the location and condition necessary for it to be capable of use in the manner intended by Management are capitalized. These costs include cash and share-based compensation costs paid to ARC personnel dedicated to capital projects.
Impairment of Non-Financial Assets
Development and Production Assets
ARC’s development and production assets are grouped into cash generating units (“CGUs”) for the purpose of assessing impairment. A CGU is a grouping of assets that generate cash inflows independently of other assets held

ARC Resources Ltd.	Page 10

by the Company. Geological formation, product type, geography and internal management are key factors considered when grouping ARC’s petroleum and natural gas assets into CGUs.
CGUs are reviewed at each reporting date for indicators of potential impairment or, in the case of previously impaired CGUs, recovery. If such indicators exist, an impairment test is performed by comparing the CGU’s carrying value to its recoverable amount, defined as the greater of a CGU’s fair value less costs of disposal and its value in use. Any excess of carrying value over recoverable amount is recognized in the statements of income in DD&A and impairment.
If there is an indicator that a previously recognized impairment charge may no longer be valid, the recoverable amount of the relevant CGU is calculated and compared against the carrying amount. An impairment charge is reversed to the extent that the asset’s recoverable amount does not exceed the carrying amount that would have been determined, net of DD&A, if no impairment loss had been recognized.
E&E Assets
E&E assets are assessed for impairment at the operating segment level. Impairment tests are carried out when E&E assets are transferred to be included as development and production assets, and any time that circumstances arise which could indicate a potential impairment. An impairment loss on E&E assets is recognized if the carrying value of the E&E assets exceeds the recoverable amount. Impairment of E&E assets is recognized in E&E expenses.
Goodwill
Goodwill is assessed for impairment at the operating segment level. Goodwill has not been attributed to individual CGUs as ARC believes the goodwill it has acquired enhances the value of all of its pre-existing CGUs through enhanced operating efficiencies. Irrespective of whether there is any indication of impairment, goodwill balances are tested for impairment annually. An impairment loss on goodwill is recognized if the combined carrying amount of the CGUs including goodwill exceeds the recoverable amount of the CGUs. Impairment of goodwill is recognized in the statements of income in DD&A and impairment. Any impairment loss of goodwill is not reversed.
Assets Held for Sale
Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition. For the sale to be highly probable, Management must be committed to a plan to sell the asset and an active program to locate a buyer and complete the plan must have been initiated. The asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value and the sale should be expected to be completed within one year from the date of classification.
Non-current assets classified as held for sale are measured at the lower of the carrying amount and fair value less costs of disposal, with impairments recognized in the statements of income in the period measured. Non-current assets held for sale are classified and presented in current assets and liabilities within the balance sheet. Assets held for sale are not depleted, depreciated or amortized.
Dispositions
Gains on disposal of an item of PP&E or E&E are determined by comparing the proceeds from disposal with the carrying amount of PP&E or E&E and are recognized separately in the statements of income.
Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value cannot be reasonably measured. Where the exchange is measured at fair value, a gain is recognized in the statements of income.
DD&A
Development and production assets are componentized into groups of assets with similar useful lives for the purposes of performing depletion calculations. Depletion expense is calculated on the unit-of-production basis based on:

(a)	total estimated proved and probable reserves calculated in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

(b)	total capitalized costs plus estimated future development costs of proved and probable reserves, including future estimated asset retirement costs; and

(c)
relative volumes of petroleum and natural gas reserves and production, before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Depreciation of administrative assets is calculated on a straight-line basis over the estimated useful lives of the related assets, which range from three to fourteen years.

ARC Resources Ltd.	Page 11

Government Grants
Government grants are recognized when there is reasonable assurance that ARC will comply with the conditions attached to them and the grants will be received. If a grant is received before it is certain whether compliance with all conditions will be achieved, the grant is recognized as a deferred liability until such conditions are fulfilled. When a grant relates to income, it is recognized in the statements of income in the period in which the expenditures are incurred or income is earned. When a grant relates to an asset, it is recognized as a reduction to the carrying amount of the related asset and amortized into income on a systematic basis over the expected useful life of the underlying asset through reduced DD&A charges.
Provisions and Asset Retirement Obligations ("ARO")
Provisions are recognized when ARC has a present legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
A provision for onerous contracts is recognized when the expected economic benefits to be derived by ARC from a contract are lower than the unavoidable cost of meeting the obligations under the contract. The provision is measured at the lower of the expected cost of terminating the contract and the present value of the expected net cost of the remaining term of the contract. Before a provision is established, ARC first recognizes any impairment loss on assets associated with the onerous contract.
Provisions for decommissioning and restoration obligations associated with ARC's E&E and PP&E assets are recognized as ARO. ARO is measured at the present value of Management's best estimate of expenditures required to settle the liability as at the date of the balance sheet. On a periodic basis, Management reviews these estimates and changes, if any, are applied prospectively. The change in fair value of the estimated ARO is recorded as an increase or decrease to the liability, with a corresponding increase or decrease to the carrying amount of the related asset. The capitalized amount in PP&E is depreciated on a unit-of-production basis over the life of the associated proved and probable reserves. The long-term liability is increased each reporting period with the passage of time and the associated accretion charge is recognized in the statements of income. Periodic revisions to the liability-specific risk-free discount rate, estimated timing of cash flows or to the estimated undiscounted cost can also result in an increase or decrease to the ARO and the related asset. Actual costs incurred upon settlement of the obligation are recorded against the ARO to the extent of the liability recorded.
Income Taxes
Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been substantively enacted by the reporting date.
Deferred income tax expense is recognized in the statements of income except to the extent that deferred tax relates to equity items. Deferred tax assets and tax liabilities are offset to the extent there is a legally enforceable right to set off the recognized amounts and the intent is to either settle on a net basis or to realize the asset and settle the liability simultaneously. Claims made for scientific research and experimental development tax credits are offset against income tax expense.
Financial Instruments
Financial assets, financial liabilities and derivatives are measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instrument’s classification, as described below. ARC does not employ hedge accounting for its risk management contracts currently in place.

•	Fair value through profit or loss
Financial assets and liabilities classified as held-for-trading or designated as at fair value through profit or loss are initially recognized and subsequently measured at fair value with changes in those fair values charged immediately to earnings. ARC classifies its cash and cash equivalents, short-term investment, and risk management contracts as held-for-trading.

•	Held-to-maturity investments, loans and receivables and other financial liabilities
Held-to-maturity investments, loans and receivables, and other financial liabilities are initially recognized at fair value, net of directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest method. ARC classifies accounts receivable as loans and receivables, and classifies accounts payable and accrued liabilities, dividends payable, long-term debt, and long-term incentive compensation liability as other financial liabilities.

ARC Resources Ltd.	Page 12

•	Available-for-sale financial assets
Non-derivative financial assets may be designated as available for sale so long as they are not classified in another category above. Available-for-sale financial assets are initially recognized at fair value, net of directly attributable transaction costs, and are subsequently measured at fair value with changes in fair value recognized in OCI, net of tax. Transaction costs related to the purchase of available-for-sale assets are recognized in the statements of income. Amounts recognized in OCI for available-for-sale financial assets are charged to earnings when the asset is derecognized or when there is a significant or prolonged decrease in the value of the asset. ARC classifies its reclamation fund assets as available-for-sale assets.
Fair Value Measurement
ARC measures cash and cash equivalents, short-term investment, risk management contracts, and reclamation fund assets at fair value at each reporting date. Fair value less costs of disposal is also calculated at each reporting date to determine the recoverable amount of non-financial assets that are tested for impairment. In addition, the fair value of long-term debt is disclosed in Note 13.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in its principal or most advantageous market at the measurement date. To estimate the fair value of its financial instruments, ARC uses quoted market prices when available, or third-party models and valuation methodologies that use observable market data. Fair value is measured using the assumptions that market participants would use, including transaction-specific details and non-performance risk.
All financial assets and liabilities for which fair value is measured or disclosed in the financial statements are further categorized using a three-level hierarchy that reflects the significance of the lowest level of inputs used in determining fair value:

•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.
At each reporting date, ARC determines whether transfers have occurred between levels in the hierarchy by reassessing the level of classification for each financial asset and financial liability measured or disclosed at fair value in the financial statements based on the lowest level input that is significant to the fair value measurement as a whole. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.
ARC's risk management contracts are subject to master netting agreements that create a legally enforceable right to offset by counterparty the related financial assets and financial liabilities on the Company's balance sheets in all circumstances. ARC manages these contracts on the basis of its net exposure to market risks and therefore measures their fair value consistently with how market participants would price the net risk exposure at the reporting date under current market conditions.
Impairment of Financial Assets
The Company assesses whether there is objective evidence that indicates a financial asset or group of financial assets is impaired at each reporting date. Objective evidence exists if one or more loss events occur after initial recognition of the financial asset which have an impact on the estimated future cash flows of the financial asset and that impact can be reliably measured. Objective evidence of impairment may include indications that a debtor is experiencing significant financial difficulty, that a debtor has breached certain contracts, the probability that a debtor will enter bankruptcy or other financial reorganization, and changes in economic conditions that correlate with defaults.
If a receivable or group of receivables carried at amortized cost is impaired, the amount of the loss is measured as the difference between the amortized cost of the receivable and its recoverable amount. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in general and administrative ("G&A") expenses. If the amount of the impairment loss decreases in a subsequent period because of a specific

ARC Resources Ltd.	Page 13

event, the impairment loss is reversed through the allowance account. Receivables and the associated allowance balance are written off when there is no longer a probability of future recovery.
When a decline in the fair value of an available-for-sale financial asset has been recognized in OCI and there is objective evidence that the asset is impaired, the cumulative loss is measured as the difference between the acquisition cost of the financial asset and its fair value and is reclassified from equity to G&A expenses.
Foreign Currency Translation
Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the period average rates of exchange. Translation gains and losses are included in earnings in the period in which they arise.
ARC’s functional and presentation currency is Canadian dollars.

4.	FUTURE ACCOUNTING POLICY CHANGES
In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces International Accounting Standard ("IAS") 18 Revenue, IAS 11 Construction Contracts, and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018, with earlier adoption permitted. IFRS 15 will be applied by ARC on January 1, 2018 and the Company is currently evaluating the impact of the standard on ARC's financial statements.

In July 2014, the IASB completed the final elements of IFRS 9 Financial Instruments. The standard supersedes earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9, as amended, includes a principle-based approach for classification and measurement of financial assets, a single 'expected loss’ impairment model and a substantially-reformed approach to hedge accounting. The standard will come into effect for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. IFRS 9 will be applied on a retrospective basis by ARC on January 1, 2018 and the Company is currently evaluating the impact of the standard on ARC's financial statements.

In January 2016, the IASB issued IFRS 16 Leases, which replaces IAS 17 Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15 Revenue from Contracts with Customers. IFRS 16 will be applied by ARC on January 1, 2019 and the Company is currently evaluating the impact of the standard on ARC's financial statements.

5.	MANAGEMENT JUDGMENTS AND ESTIMATION UNCERTAINTY
The timely preparation of financial statements in accordance with IFRS requires Management to use judgments, estimates and assumptions. These estimates and judgments are subject to change and actual results could differ from those estimated. The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the reported amounts of assets, liabilities, revenues, expenses, and the disclosure of contingencies are discussed below.
Crude Oil and Natural Gas Reserves and Resources
There are a number of inherent uncertainties associated with estimating reserves and resources. Reserve and resource estimates are based on engineering data, estimated future prices, expected future rates of production and the timing and amount of future expenditures, all of which are subject to many uncertainties, interpretations and judgments. Estimates reflect market and regulatory conditions existing at December 31, 2015, which could differ significantly from other points in time throughout the year, or future periods. Reserves and resources have been evaluated at December 31, 2015 by ARC's independent qualified reserves evaluators.

Determination of Cash Generating Units
Determination of what constitutes a CGU is subject to Management judgment. The recoverability of development and production asset carrying values are assessed at the CGU level. The asset composition of a CGU can directly impact the recoverability of the assets included therein.

Recoverability of Asset Carrying Values
Management applies judgment in assessing the existence of indicators of impairment and impairment recovery based on various internal and external factors. The recoverable amount of a CGU or an individual asset is determined

ARC Resources Ltd.	Page 14

as the greater of its fair value less costs of disposal and its value in use. The key estimates ARC applies in determining an acceptable range of recoverable amounts normally includes information on future commodity prices, expected production volumes, quantity of reserves and resources, future development and operating costs, discount rates, and income taxes. Refer to Note 11 for further information on the key estimates used and impairment charges recorded for the year ended December 31, 2015.
Depletion of Oil and Gas Assets
Depletion of oil and gas assets is determined based on total proved and probable reserve values as well as future development costs as estimated by ARC’s independent qualified reserves evaluator. See above for discussion of estimates and judgments involved in reserve estimation.
Oil and Gas Activities
The Company applies judgment when classifying the nature of oil and gas activities as E&E or PP&E, and when determining whether capitalization of the initial costs of these activities is appropriate. The Company uses historical drilling results, project economics, resource quantities, production technology expectations, production costs and future development costs to make judgments about future events and circumstances. See above for discussion of estimates and judgments involved in reserve estimation.
Joint Control
Judgment is required to determine when ARC has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Provisions
The determination of provisions may be a complex process that involves Management judgments about the outcomes of future events and estimates on timing and amount of expected future cash flows.
Asset Retirement Obligations
The provision for site restoration and abandonment is based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, market conditions, discovery and analysis of site conditions and changes in technology.
Fair Value of Financial Instruments
The estimated fair value of financial instruments is reliant upon a number of estimated variables including forward commodity prices, foreign exchange rates and interest rates, volatility curves and risk of non-performance. A change in any one of these factors could result in a change to the overall estimated valuation of the instrument.
Share-Based Compensation
Compensation expense accrued for Performance Share Units ("PSUs") awarded under ARC’s Restricted Share Unit and Performance Share Unit Plan (“RSU and PSU Plan”) is dependent on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier that is estimated by Management. Large fluctuations in compensation expense may occur due to changes in the underlying share price or revised Management estimates of relevant performance factors.
Compensation expense recorded for ARC’s Share Option Plan is based on a binomial-lattice option pricing model. The inputs to this model, including dividend yield, expected volatility, forfeitures and discount rates, rely on Management judgment. Forfeitures are estimated through the vesting period based on past experience and future expectations, and adjusted upon actual vesting.
Compensation expense recorded for ARC's Long-term Restricted Share Award Plan ("LTRSA Plan") is dependent on Management's estimate of the number of restricted shares that will ultimately vest.
Income Taxes
Tax regulations and legislation are subject to change and differing interpretations requiring Management judgment. Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in future periods, which requires Management judgment. Deferred tax liabilities are recognized when it is considered probable that temporary differences will be payable to tax authorities in future periods, which requires Management judgment. Income tax filings are subject to audits and re-assessments and changes in facts, circumstances and interpretations of the standards may result in a material increase or decrease in the Company’s provision for income taxes.

ARC Resources Ltd.	Page 15

6.	CASH AND CASH EQUIVALENTS
ARC's cash equivalents balance was $167.3 million at December 31, 2015 and was held in investment-grade assets. The cash balance was $7.1 million at December 31, 2014.

7.	FINANCIAL ASSETS AND CREDIT RISK
Credit risk is the risk of financial loss to ARC if a partner or counterparty to a product sales contract or financial instrument fails to meet its contractual obligations. ARC is exposed to credit risk with respect to its accounts receivable, reclamation fund assets, and risk management contracts. Most of ARC’s accounts receivable relate to crude oil and natural gas sales and are subject to typical industry credit risks. Refer to Note 15 which discusses ARC's capital management objectives and policies. ARC manages its credit risk as follows:

•
by entering into sales contracts with only established, creditworthy counterparties as verified by a third-party rating agency, through internal evaluation or by requiring security such as letters of credit or parental guarantees;

•	by limiting exposure to any one counterparty in accordance with ARC’s credit policy; and

•	by restricting cash equivalent investments, reclamation fund investments, and risk management transactions to counterparties that are not less than investment grade.
The majority of the credit exposure on accounts receivable at December 31, 2015 pertains to accrued revenue for December 2015 production volumes. ARC transacts with a number of crude oil and natural gas marketing companies and commodity end users (“commodity purchasers”). Commodity purchasers and marketing companies typically remit amounts to ARC by the 25th day of the month following production. Joint interest receivables are typically collected within one to three months following production.
ARC’s allowance for doubtful accounts was $nil as at December 31, 2015 ($0.6 million as at December 31, 2014). During the year ended December 31, 2015, ARC recognized $0.1 million of additional accounts receivable as non-collectible in the statements of income ($0.6 million for the year ended December 31, 2014).
When determining whether amounts that are past due are collectible, Management assesses the creditworthiness and past payment history of the counterparty, as well as the nature of the past due amount. ARC considers all amounts greater than 90 days to be past due. At December 31, 2015, $1.3 million of accounts receivable are past due, all of which are considered to be collectible ($2.6 million at December 31, 2014).
ARC's accounts receivable was aged as follows at December 31, 2015:

Accounts Receivable Aging	December 31, 2015
Current (less than 30 days)	110.2
31 - 60 days	4.7
61 - 90 days	0.4
Past due (more than 90 days)	1.3
December 31, 2015	116.6
Maximum credit risk is calculated as the total recorded value of accounts receivable, reclamation fund assets, and risk management contracts at the balance sheet date. The carrying value of ARC's accounts receivable approximates the fair value of the underlying financial assets.

ARC Resources Ltd.	Page 16

8.	RECLAMATION FUND
In 2005, ARC established a restricted reclamation fund to finance obligations specifically associated with its Redwater property. Minimum contributions to this fund will be approximately $60.8 million in total over the next 40 years. Under the terms of ARC’s investment policy, cash in the reclamation fund can only be invested in certain securities and require a minimum credit rating for investments of A or higher.

	Year Ended December 31, 2015	Year Ended December 31, 2014
Balance, beginning of year	35.2	32.6
Contributions	3.4	3.7
Reimbursed expenditures (1)	(5.1)	(1.8)
Interest earned on funds	0.7	0.7
Net unrealized gains on available-for-sale assets	0.1	—
Balance, end of year	34.3	35.2
(1)Amount differs from actual expenditures incurred by ARC due to timing differences.
Required contributions to this fund will vary over time and have been disclosed as commitments in Note 20. Interest earned on the respective investments is retained within the fund.

9.	EXPLORATION AND EVALUATION ("E&E") ASSETS

Carrying amount
Balance, January 1, 2014	265.4
Additions	49.4
Transfers to property, plant and equipment	(9.0)
Intangible exploration and evaluation expenses	(39.4)
Balance, December 31, 2014	266.4
Additions	33.9
Acquisitions	27.1
Assets reclassified as held for sale and disposed in period (Note 10)	(8.4)
Exploration and evaluation expenses (Note 11)	(46.9)
Change in asset retirement cost	4.3
Balance, December 31, 2015	276.4
ARC has certain E&E properties that have sales of petroleum products associated with production from test wells. For the years ended December 31, 2015 and 2014, these operating results have been recognized in the statements of income and comprised sales of crude oil, natural gas, condensate and natural gas liquids of $7 million and $19.3 million, royalties of $0.2 million and $1 million, operating expenses of $4.2 million and $6.9 million, and transportation expenses of $0.9 million and $1.6 million, respectively. All cash flows associated with E&E assets for the years ended December 31, 2015 and 2014 are reflected in cash flow from operating activities.

ARC Resources Ltd.	Page 17

10.	PROPERTY, PLANT AND EQUIPMENT

Cost	Development and Production Assets	Administrative Assets	Total
Balance, January 1, 2014	6,858.5	54.9	6,913.4
Additions	951.9	6.5	958.4
Acquisitions	71.7	—	71.7
Transfers from exploration and evaluation	9.0	—	9.0
Change in asset retirement cost	182.8	—	182.8
Dispositions	(140.9)	—	(140.9)
Assets reclassified as held for sale	(15.9)	—	(15.9)
Balance, December 31, 2014	7,917.1	61.4	7,978.5
Additions	511.9	2.5	514.4
Acquisitions	16.8	—	16.8
Change in asset retirement cost	33.4	—	33.4
Assets reclassified as held for sale and disposed in period	(498.0)	—	(498.0)
Balance, December 31, 2015	7,981.2	63.9	8,045.1

Accumulated DD&A and impairment
Balance, January 1, 2014	(1,963.1)	(21.8)	(1,984.9)
DD&A	(649.2)	(6.3)	(655.5)
Impairment	(103.0)	—	(103.0)
Accumulated depletion and impairment associated with dispositions	74.9	—	74.9
Accumulated depletion and impairment reclassified as held for sale	10.1	—	10.1
Balance, December 31, 2014	(2,630.3)	(28.1)	(2,658.4)
DD&A	(589.7)	(6.1)	(595.8)
Impairment (Note 11)	(469.6)	—	(469.6)
Accumulated depletion and impairment reclassified as held for sale and disposed in period	338.4	—	338.4
Balance, December 31, 2015	(3,351.2)	(34.2)	(3,385.4)

Carrying amounts
Balance, December 31, 2014	5,286.8	33.3	5,320.1
Balance, December 31, 2015	4,630.0	29.7	4,659.7
For the year ended December 31, 2015, $28 million of direct and incremental G&A expenses were capitalized to PP&E ($39.9 million for the year ended December 31, 2014), respectively.

Assets held for sale (1)
Balance, January 1, 2014	—
Additions	71.8
Disposals	(66.0)
Balance, December 31, 2014	5.8
Additions	168.0
Disposals	(173.8)
Balance, December 31, 2015	—

(1)	Includes E&E and PP&E properties.

ARC Resources Ltd.	Page 18

11.	IMPAIRMENT
E&E Assets
During the year ended December 31, 2015, ARC recorded impairment charges totaling $46.9 million on one of its E&E assets where Management had decided to indefinitely delay any further investment to evaluate the asset and sufficient data existed to indicate that the carrying value of the asset would not be fully recovered from any future development or sale. ARC disposed of this E&E asset in 2015.
For the year ended December 31, 2014, ARC recorded impairment charges to its E&E assets totaling $39.4 million. $11.2 million of these charges were recognized on E&E assets where Management had decided to cease exploration activities and $28.2 million was recognized upon the transfer of an E&E asset to PP&E based on an estimated recoverable amount of $9 million.
At December 31, 2015, there were no indicators of impairment for ARC's remaining E&E assets and therefore an impairment test was not performed.
PP&E
ARC conducted tests of impairment in 2015 on all of its CGUs as a result of decreases in the outlook of future commodity prices compared to those at December 31, 2014 as well as, in some CGUs, negative technical reserve revisions in areas with little capital development activity in the current year and decreased undeveloped land fair values. In estimating the recoverable amount of each CGU, the following information was incorporated:

i)
The net present value of the after-tax cash flows from proved plus probable oil and gas reserves of each CGU based on reserves estimated by ARC’s independent reserve evaluator at December 31, 2015, adjusted for the net present value of the after-tax abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves. The reserve evaluation is based on an estimated remaining reserve life up to a maximum of 50 years.

ii)	The fair value of undeveloped land based on estimates provided by ARC’s independent land evaluator at December 31, 2015.

iii)	Where applicable, economic contingent resources associated with interests in certain of ARC's properties.

iv)	Recent transactions completed within the industry on assets with similar geological and geographic characteristics within the relevant CGU.
Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

a)
Reserves and resources – Assumptions that are valid at the time of reserve and resource estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs, required capital expenditures or recovery rates may change the economic status of reserves and resources and may ultimately result in reserves and resources being revised.

b)
Crude oil and natural gas prices – Forward price estimates of the crude oil and natural gas prices are used in the cash flow model. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

c)
Discount rate – The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital as appropriate for each CGU being tested. Changes in the general economic environment could result in significant changes to this estimate.

ARC Resources Ltd.	Page 19

The estimated recoverable amounts were based on fair value less costs of disposal calculations using after-tax discount rates that are based on an estimated industry weighted average cost of capital ranging from nine to nine and a half per cent (December 31, 2014: nine to nine and a half per cent) depending on the resource composition of the assets in the CGU, an inflation rate of two per cent, and the following forward commodity price estimates:

	Edmonton Light Crude Oil	WTI Oil	AECO Gas	Cdn$/US$
Year	(Cdn$/bbl) (1,2)	(US$/bbl) (1,2)	(Cdn$/MMbtu) (1,2)	Exchange Rates (1,2)
2016	55.86	44.00	2.76	0.73
2017	64.00	52.00	3.27	0.75
2018	68.39	58.00	3.45	0.78
2019	73.75	64.00	3.63	0.80
2020	78.79	70.00	3.81	0.83
2021	82.35	75.00	3.90	0.85
2022	88.24	80.00	4.10	0.85
2023	94.12	85.00	4.30	0.85
2024	96.48	87.88	4.50	0.85
2025	98.41	89.63	4.60	0.85
Remainder	+2.0% per year	+2.0% per year	+2.0% per year	0.85

(1)	Source: GLJ Petroleum Consultants price forecast, effective January 1, 2016.

(2)	The forecast benchmark prices listed above are adjusted for quality differentials, heat content and distance to market in performing the Company's impairment tests.
As a result of the impairment tests conducted during the year ended December 31, 2015, ARC recorded impairment charges to its PP&E of $400 million ($294.2 million net of deferred tax recovery) in the following CGUs: Northern Alberta, Pembina, Redwater, Southern Alberta & Southwest Saskatchewan, and Southeast Saskatchewan & Manitoba ($103 million for the year ended December 31, 2014 in ARC's Northern Alberta CGU).
For ARC's CGUs with impairment charges recorded for the year ended December 31, 2015, the following table summarizes the asset's primary product composition, estimated recoverable amount, estimated discount rate assumed, impairment charges recognized, and after-tax impairment charges:

CGU	Primary type of producing assets	Recoverable amount	Discount rate (1)	Impairment	Impairment, net of tax
Northern Alberta	Crude oil and natural gas	802.0	9.0%	120.0	88.3
Pembina	Crude oil	697.0	9.0%	120.0	88.3
Redwater	Crude oil	255.0	9.0%	75.0	55.2
Southern Alberta & Southwest Saskatchewan	Natural gas	34.0	9.5%	15.0	11.0
Southeast Saskatchewan & Manitoba	Crude oil	533.0	9.0%	70.0	51.4
Total impairment recorded for the year ended December 31, 2015				400.0	294.2

(1)	After-tax discount rate based on an estimated industry weighted average cost of capital appropriate for the CGU.
The fair value less costs of disposal values used to determine the recoverable amounts of the impaired PP&E assets are classified as Level 3 fair value measurements as certain key assumptions are not based on observable market data but, rather, Management's best estimates. Refer to Note 3 for information on fair value hierarchy classifications.
The results of the impairment tests conducted during the year ended December 31, 2015 are sensitive to changes in any of the key judgments, such as a revision in reserves or resources, a change in forecast commodity prices, expected royalties, required future development capital expenditures or expected future production costs, which could decrease or increase the recoverable amounts of assets and result in additional impairment charges or recovery of impairment charges.

ARC Resources Ltd.	Page 20

The following table demonstrates the effect of the assumed discount rate and the effect of forecast benchmark commodity prices estimates on impairment charges for each CGU recorded for the year ended December 31, 2015. The sensitivity is based on a one per cent increase and one per cent decrease in the assumed discount rate and a five per cent increase and five per cent decrease in the forecast benchmark commodity price estimate.

	Increase in Discount Rate of 1 per cent	Decrease in Discount Rate of 1 per cent	Increase in Commodity Prices of 5 per cent	Decrease in Commodity Prices of 5 per cent
Northern Alberta	60.0	(28.0)	(17.0)	57.0
Pembina	117.0	(9.0)	(49.0)	40.0
Redwater	17.0	(35.0)	(23.0)	12.0
Southern Alberta & Southwest Saskatchewan	3.0	(2.0)	(3.0)	3.0
Southeast Saskatchewan & Manitoba	40.0	(70.0)	(70.0)	43.0
Impairment charge increase (decrease)	237.0	(144.0)	(162.0)	155.0
Non-Core Asset Disposition
During the year ended December 31, 2015, ARC completed dispositions of certain non-core PP&E assets. As a result of dispositions in its Southern Alberta & Southwest Saskatchewan and Southeast Saskatchewan & Manitoba CGUs, ARC recorded impairment charges of $18.3 million and $51.3 million in DD&A and impairment in the statements of income, respectively.
Goodwill
The carrying value of goodwill at December 31, 2015 is $248.2 million ($248.2 million as at December 31, 2014). This value is supported by the combined excess recoverable amount over the current carrying value of ARC’s operating segment.

12.	FINANCIAL LIABILITIES AND LIQUIDITY RISK
Liquidity risk is the risk that ARC will not be able to meet its financial obligations as they become due. ARC actively manages its liquidity at a reasonable cost through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, available credit and working capital facilities under existing banking arrangements, and opportunities to issue additional equity. Management believes that future cash flows generated from these sources will be adequate to settle ARC’s financial liabilities. Refer to Note 13 for further details on available amounts under existing banking arrangements and Note 15 for further details on ARC's capital management objectives and policies.
The following table details the contractual maturities of ARC’s financial liabilities as at December 31, 2015:

	Carrying Amount	1 Year	2-3 Years	4-5 Years	Beyond 5 Years
Accounts payable and accrued liabilities (1)	137.5	137.5	—	—	—
Dividends payable	34.7	34.7	—	—	—
Risk management contracts (2)	2.3	1.6	0.7	—	—
Long-term debt	1,114.3	57.9	134.8	240.5	681.1
Long-term incentive compensation liability	19.5	—	19.5	—	—
Total financial liabilities	1,308.3	231.7	155.0	240.5	681.1

(1)	Includes the portion of the cash obligations associated with the RSU and PSU Plan that will be settled within one year.

(2)	Risk management contracts are derivatives. All other financial liabilities contained in this table are non-derivative liabilities.
The carrying values of ARC's accounts payable and accrued liabilities, dividends payable, and long-term incentive compensation liability approximate their fair values.

ARC Resources Ltd.	Page 21

13.	LONG-TERM DEBT

	U.S. $ Denominated		Canadian $ Amount
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Syndicated credit facilities
Cdn$ denominated	—	—	—	83.8
Senior notes
Master Shelf Agreement
5.42% US$ note	18.8	28.1	26.0	32.6
4.98% US$ note	40.0	50.0	55.4	58.0
3.72% US$ note	150.0	150.0	207.6	174.0
2004 note issuance
5.10% US$ note	4.8	9.6	6.6	11.1
2009 note issuance
7.19% US$ note	13.5	27.0	18.7	31.3
8.21% US$ note	35.0	35.0	48.4	40.6
6.50% Cdn$ note	—	—	5.8	11.6
2010 note issuance
5.36% US$ note	150.0	150.0	207.6	174.0
2012 note issuance
3.31% US$ note	60.0	60.0	83.0	69.7
3.81% US$ note	300.0	300.0	415.2	348.1
4.49% Cdn$ note	—	—	40.0	40.0
Total long-term debt outstanding	772.1	809.7	1,114.3	1,074.8
Long-term debt due within one year			57.9	49.5
Long-term debt due beyond one year			1,056.4	1,025.3
Credit Facility
ARC has a $1 billion, annually extendable, financial covenant-based syndicated credit facility (“the facility”). The current maturity date of the facility is November 6, 2019. ARC also has in place a $40 million demand working capital facility and letter of credit facilities from two lenders totaling $40 million. Both the working capital facility and the letter of credit facilities are subject to the same covenants as the syndicated credit facility.
Borrowings under the facility bear interest at Canadian bank prime (2.8 per cent at December 31, 2015 and three per cent at December 31, 2014) or US base rate, or, at ARC’s option, Canadian dollar bankers’ acceptances or US dollar LIBOR loan rates, plus applicable margin and stamping fees. The total stamping fees range between 50 basis points and 215 basis points on Canadian bank prime and US base rate borrowings and between 150 basis points and 315 basis points on Canadian dollar bankers’ acceptance and US dollar LIBOR borrowings. The undrawn portion of the facility is subject to a standby fee in the range of 30 to 63 basis points.
The weighted average interest rate under the credit facility was 2.8 per cent for the year ended December 31, 2015 (2.7 per cent for the year ended December 31, 2014).

ARC Resources Ltd.	Page 22

Senior Notes Issued Under a Master Shelf Agreement
These senior notes were issued in three separate tranches pursuant to an uncommitted Master Shelf Agreement. The terms and rates of these senior notes are summarized below:

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Principal Payment Terms
December 15, 2005	US$18.8 million	5.42%	December 15, 2017	Eight equal installments beginning December 15, 2010
March 5, 2010	US$40 million	4.98%	March 5, 2019	Five equal installments beginning March 5, 2015
September 25, 2014	US$150 million	3.72%	September 25, 2026	Five equal installments beginning September 25, 2022
Senior Notes Not Subject to the Master Shelf Agreement
The senior notes not subject to the Master Shelf Agreement were issued by way of private placements. The terms and rates of these senior notes are summarized below:

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Principal Payment Terms
April 27, 2004	US$4.8 million	5.10%	April 27, 2016	Five equal installments beginning April 27, 2012
April 14, 2009	US$13.5 million	7.19%	April 14, 2016	Five equal installments beginning April 14, 2012
April 14, 2009	US$35 million	8.21%	April 14, 2021	Five equal installments beginning April 14, 2017
April 14, 2009	Cdn$5.8 million	6.50%	April 14, 2016	Five equal installments beginning April 14, 2012
May 27, 2010	US$150 million	5.36%	May 27, 2022	Five equal installments beginning May 27, 2018
August 23, 2012	US$60 million	3.31%	August 23, 2021	Five equal installments beginning August 23, 2017
August 23, 2012	US$300 million	3.81%	August 23, 2024	Five equal installments beginning August 23, 2020
August 23, 2012	Cdn$40 million	4.49%	August 23, 2024	Five equal installments beginning August 23, 2020
Credit Capacity
The following table summarizes ARC’s available credit capacity and the current amounts drawn as at December 31, 2015:

	Credit Capacity	Drawn	Remaining
Syndicated credit facility	1,000.0	—	1,000.0
Working capital facility	40.0	—	40.0
Senior notes subject to a Master Shelf Agreement (1)	484.4	288.9	195.5
Senior notes not subject to a Master Shelf Agreement	825.4	825.4	—
Total	2,349.8	1,114.3	1,235.5

(1)	Total credit capacity is US$350 million.
Debt Covenants
The following are the significant financial covenants governing the revolving credit facilities:

•	long-term debt and letters of credit not to exceed three and a quarter times trailing twelve month net income before non-cash items, income taxes and interest expense;

•	long-term debt, letters of credit, and subordinated debt not to exceed four times trailing twelve month net income before non-cash items, income taxes and interest expense; and

•	long-term debt and letters of credit not to exceed 50 per cent of the book value of shareholders’ equity and long-term debt, letters of credit, and subordinated debt.
In the event that ARC enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of ARC’s assets, the ratio in the first covenant is increased to 3.5 times, while the third covenant is increased

ARC Resources Ltd.	Page 23

to 55 per cent for the subsequent six month period. As at December 31, 2015, ARC had $15.6 million in letters of credit ($15.5 million at December 31, 2014), no subordinated debt, and was in compliance with all covenants.
At December 31, 2015, the fair value of all senior notes is $1,086.4 million ($974.4 million as at December 31, 2014), compared to a carrying value of $1,114.3 million ($991 million as at December 31, 2014).

14.	ASSET RETIREMENT OBLIGATIONS
The total future ARO was estimated by Management based on ARC’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods. ARC has estimated the net present value of its total ARO to be $573.2 million as at December 31, 2015 ($616.1 million at December 31, 2014) based on a total future undiscounted liability of $1.2 billion ($1.6 billion at December 31, 2014). At December 31, 2015, Management estimates that these payments are expected to be made over the next 60 years with the majority of payments being made in years 2064 to 2075. The Bank of Canada's long-term risk-free bond rate of 2.2 per cent (2.3 per cent at December 31, 2014) and an inflation rate of 2 per cent (2 per cent at December 31, 2014) were used to calculate the present value of ARO at December 31, 2015.
The following table reconciles ARC’s provision for its ARO:

	Year Ended December 31, 2015	Year Ended December 31, 2014
Balance, beginning of year	616.1	475.4
Increase in liabilities relating to development activities	5.3	12.6
Increase in liabilities relating to change in estimates and discount rate (1)	32.4	174.2
Settlement of obligations	(12.3)	(23.0)
Accretion	13.4	14.9
Dispositions	(81.7)	(32.5)
Reclassified as liabilities associated with assets held for sale	—	(5.5)
Balance, end of year	573.2	616.1
Expected to be incurred within one year	18.0	13.0
Expected to be incurred beyond one year	555.2	603.1

(1)	Relates to changes in discount rate and anticipated settlement dates of ARO.

15.	CAPITAL MANAGEMENT
ARC’s objective when managing its capital is to maintain a conservative structure that will allow it to:

•	fund its development and exploration program;

•	provide financial flexibility to execute on strategic opportunities; and

•	maintain a dividend policy that, in normal times, in the opinion of Management and the Board of Directors, is sustainable.
ARC manages the following capital:

•	common shares; and

•
net debt, which comprises long-term debt, including the current portion of long-term debt, and working capital deficit (surplus), if any. Working capital surplus or deficit is calculated as current assets less current liabilities, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale, ARO contained within liabilities associated with assets held for sale, the current portion of long-term debt and current portion of ARO.

ARC Resources Ltd.	Page 24

When evaluating ARC’s capital structure, Management’s intends to keep its net debt balance to a ratio of less than two times annualized funds from operations during specific periods with a long-term strategy to keep its net debt balance to a ratio of between one to 1.5 times annualized funds from operations and less than 20 per cent of total market capitalization. As at December 31, 2015 ARC’s net debt to funds from operations ratio is 1.3 and its net debt to total market capitalization ratio is 14.5 per cent.

	Year Ended December 31, 2015	Year Ended December 31, 2014
Cash flow from operating activities	689.0	1,153.0
Net change in other liabilities (Note 22)	22.0	20.4
Change in non-cash working capital (Note 22)	62.4	(49.4)
Funds from operations	773.4	1,124.0

	December 31, 2015	December 31, 2014
Long-term debt (1)	1,114.3	1,074.8
Accounts payable and accrued liabilities	137.5	339.1
Dividends payable	34.7	32.0
Cash and cash equivalents, accounts receivable, prepaid expenses and short-term investment	(301.4)	(190.0)
Net debt obligations	985.1	1,255.9

Shares outstanding (millions)	347.1	319.4
Share price ($) (2)	16.70	25.16
Market capitalization	5,796.6	8,036.1
Net debt obligations	985.1	1,255.9
Total capitalization	6,781.7	9,292.0

Net debt as a percentage of total capitalization (%)	14.5	13.5
Net debt to funds from operations (ratio)	1.3	1.1

(1)	Includes current portion of long-term debt at December 31, 2015 and 2014 of $57.9 million and $49.5 million, respectively.

(2)	TSX closing price as at December 31, 2015 and 2014, respectively.
ARC manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets. ARC is able to change its capital structure by issuing new shares, new debt or changing its dividend policy.

16.	FINANCIAL INSTRUMENTS AND MARKET RISK MANAGEMENT
Fair Value Hierarchy
All of ARC’s financial instruments carried at fair value are transacted in active markets. ARC’s cash and cash equivalents, short-term investment, and reclamation fund assets are classified as Level 1 measurements in the three-level fair value measurement hierarchy and its risk management contracts and fair value disclosure for its long-term debt are classified as Level 2 measurements. ARC does not have any financial instruments classified as Level 3 and there were no transfers between levels in the hierarchy in the year ended December 31, 2015.

ARC Resources Ltd.	Page 25

Financial Assets and Financial Liabilities Subject to Offsetting
The following is a summary of ARC's financial assets and financial liabilities that are subject to offsetting as at December 31, 2015 and 2014:

	Gross Amounts of Recognized Financial Assets (Liabilities)	Gross Amounts of Recognized Financial Assets (Liabilities) Offset in Balance Sheet	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet Prior to Credit Risk Adjustment	Credit Risk Adjustment	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet
As at December 31, 2015
Risk management contracts
Current asset	214.3	(5.0)	209.3	(1.8)	207.5
Long-term asset	210.0	(3.5)	206.5	(1.8)	204.7
Current liability	(6.6)	5.0	(1.6)	—	(1.6)
Long-term liability	(4.2)	3.5	(0.7)	—	(0.7)
Net position	413.5	—	413.5	(3.6)	409.9

As at December 31, 2014
Risk management contracts
Current asset	151.0	(18.2)	132.8	(1.0)	131.8
Long-term asset	132.1	(3.1)	129.0	(1.0)	128.0
Current liability	(19.2)	18.2	(1.0)	—	(1.0)
Long-term liability	(4.1)	3.1	(1.0)	—	(1.0)
Net position	259.8	—	259.8	(2.0)	257.8
Market Risk Management
ARC is exposed to a number of market risks that are part of its normal course of business. Market risks that could adversely affect the value of the Company’s financial assets, liabilities and expected future cash flows include commodity price risk, interest rate risk, and foreign exchange risk. ARC has a risk management program in place that includes financial instruments as disclosed in the risk management contracts section of this note.
ARC’s senior Management oversees the Company’s risk management program and the program is governed by certain guidelines approved by the Risk Committee of the Board of Directors. The objective of the risk management program is to support ARC’s business plan by mitigating adverse changes in commodity prices, interest rates and foreign exchange rates in order to reduce the volatility of revenues, increase the certainty of funds from operations, and to protect acquisition and development economics. All risk management activities are performed by specialist teams that have the appropriate skills, experience and supervision.
ARC has prepared sensitivity analyses in an attempt to demonstrate the hypothetical effect of changes in these market risk factors on ARC’s net income. For the purposes of the sensitivity analyses, the effect of a variation in a particular variable is calculated independently of any change in another variable. In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities. The assumptions made to derive the changes in the relevant risk variables in each sensitivity analysis are based on Management’s assessment of reasonably possible changes that could occur at December 31, 2015. The results of the sensitivity analyses should not be considered to be predictive of future performance.
Commodity Price Risk
ARC’s operational results and financial condition are largely dependent on the commodity prices received for its crude oil and natural gas production. Commodity prices have fluctuated widely during recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic, and geopolitical factors. Movement in commodity prices could have a significant positive or negative impact on ARC’s net income.
The guidelines for ARC’s risk management program currently restrict the amount of risk management contracts to a maximum of 55 per cent of total forecast production whereby a specific commodity (crude oil or natural gas) cannot exceed a maximum of 70 per cent of forecast production for that commodity over the next two years, and with a maximum of 25 percent of forecast natural gas production in risk management contracts beyond two years and up to five years. ARC’s risk management program guidelines allow for further risk management contracts on anticipated

ARC Resources Ltd.	Page 26

volumes associated with new production arising from specific capital projects and acquisitions or to further protect cash flows for a specific period with approval of the Board.
ARC manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts (see Risk Management Contracts section below). The following table illustrates the effects of movement in commodity prices on net income due to changes in the fair value of risk management contracts in place at December 31, 2015. The sensitivity is based on a US$5 increase and decrease in the price of West Texas Intermediate ("WTI"), a US$0.50 increase and decrease in the price of New York Mercantile Exchange ("NYMEX") natural gas, a 10 per cent increase and decrease in the Alberta natural gas trading price ("AECO") basis relative to NYMEX, and a Cdn$10 increase and decrease in the Alberta Electric System Operator ("AESO") power price.

Sensitivity of Commodity Price Risk Management Contracts
	Increase in Commodity Price			Decrease in Commodity Price
	Crude Oil	Natural Gas	Electricity	Crude Oil	Natural Gas	Electricity
Net income increase (decrease)	(21.3)	(121.8)	0.4	21.6	119.5	(0.9)
ARC enters into physical commodity contracts in the normal course of business. These contracts are not derivatives and are treated as executory contracts, which are recognized at cost at the time of transaction.
Interest Rate Risk
ARC may manage its interest cost using a mix of both fixed and variable interest rates on its debt. Changes in interest rates could result in an increase or decrease in the amount ARC pays to service variable interest rate debt. Changes in interest rates could also result in fair value risk on ARC’s fixed rate senior notes. Fair value risk of the senior notes is mitigated due to the fact that ARC generally does not intend to settle its fixed rate debt prior to maturity.
At December 31, 2015, ARC did not hold any variable interest rate debt and therefore was not exposed to interest rate risk on its long-term debt.
Foreign Exchange Risk
North American crude oil and natural gas prices are based upon US dollar denominated commodity prices. As a result, the price received by Canadian producers is affected by the Cdn$/US$ foreign exchange rate that may fluctuate over time. In addition, ARC has US dollar denominated debt and interest obligations of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.
The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at December 31, 2015 as well as the unrealized gain or loss on revaluation of outstanding US dollar denominated debt. The sensitivity is based on a $0.10 increase and decrease in the Cdn$/US$ foreign exchange rate.

Sensitivity of Foreign Exchange Exposure	Increase in Cdn$/US$ rate	Decrease in Cdn$/US$ rate
Risk management contracts	13.4	(15.5)
US dollar denominated debt	(56.7)	56.7
Net income increase (decrease)	(43.3)	41.2
Increases and decreases in foreign exchange rates applicable to US dollar denominated payables and receivables would have a nominal impact on ARC’s net income for the year ended December 31, 2015.

Risk Management Contracts
The following is a summary of all risk management contracts in place, excluding premiums, as at December 31, 2015. Risk management contract premiums have been disclosed as commitments in Note 20.

Financial Cdn$ WTI Crude Oil Contracts (1)
			Volume	Bought Put	Sold Call
Term		Contract	bbl/d	Cdn$/bbl	Cdn$/bbl
1-Jan-16	30-Jun-17	Collar	3,000	70.00	83.38

(1)	Settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).

ARC Resources Ltd.	Page 27

Financial Cdn$ WTI Crude Oil Swap Contracts (2)
			Volume	Sold Swap
Term		Contract	bbl/d	Cdn$/bbl
1-Jan-16	31-Dec-16	Swap	7,000	77.20

(2)	Settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).

Financial MSW Crude Oil Contracts (3)
			Volume	Sold Swap
Term		Contract	bbl/d	US$/bbl
1-Jan-16	31-Dec-16	Swap	9,500	(3.75)

(3)
Settled on the monthly average Mixed Sweet Blend ("MSW") Differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

Financial NYMEX Natural Gas Contracts (4)
			Volume	Bought Put	Sold Call
Term		Contract	MMbtu/d	US$/MMbtu	US$/MMbtu
1-Jan-16	31-Dec-16	Collar	105,000	4.00	4.79
1-Jan-17	31-Dec-17	Collar	145,000	4.00	4.81
1-Jan-18	31-Dec-18	Collar	80,000	4.00	4.91
1-Jan-18	31-Dec-19	Collar	10,000	4.00	5.00
1-Jan-19	31-Dec-19	Collar	30,000	4.00	5.00

(4)	NYMEX Henry Hub "Last Day" Settlement.

Financial NYMEX Natural Gas Swap Contracts (5)
			Volume	Sold Swap
Term		Contract	MMbtu/d	US$/MMbtu
1-Jan-16	31-Dec-16	Swap	40,000	4.00

(5)	NYMEX Henry Hub "Last Day" Settlement.

Financial AECO Natural Gas Swap Contracts (6)
			Volume	Sold Swap
Term		Contract	GJ/d	Cdn$/GJ
1-Jan-16	31-Dec-16	Swap	30,000	2.99
1-Jan-20	31-Dec-20	Swap	25,000	3.36

(6)	AECO Monthly (7a) index Cdn$/GJ.

ARC Resources Ltd.	Page 28

Financial AECO Basis Swap Contracts (7)
			Volume	Ratio Sold Swap %
Term		Contract	MMbtu/d	AECO/NYMEX
1-Jan-16	31-Dec-16	Swap	10,000	88.4
1-Jan-16	31-Dec-17	Swap	110,000	90.6
1-Jan-16	30-Jun-18	Swap	20,000	89.9
1-Jan-17	31-Dec-17	Swap	10,000	86.1
1-Jan-17	31-Dec-18	Swap	10,000	77.1
1-Jan-18	31-Dec-18	Swap	45,000	81.9
1-Jan-18	30-Jun-19	Swap	20,000	90.8
1-Jul-18	31-Dec-18	Swap	20,000	85.4
1-Jan-19	31-Dec-19	Swap	30,000	81.5
1-Jul-19	31-Dec-19	Swap	20,000	80.7
1-Jan-20	31-Dec-20	Swap	10,000	82.5

(7)	ARC receives NYMEX price based on Last Day settlement multiplied by AECO/NYMEX US$/MMbtu ratio; ARC pays AECO Monthly (7a) index US$/MMbtu.

Financial Electricity Heat Rate Contracts (8)
			Volume	Heat Rate
Term		Contract	MWh	GJ/MWh
1-Jan-16	31-Dec-17	Heat Rate Swap	20	13.71

(8)	ARC pays AECO Monthly (5a) x Heat Rate; ARC receives floating AESO Power Price.

Financial Electricity Contracts (9)
			Volume	Bought Swap
Term		Contract	MWh	Cdn$/MWh
1-Jan-16	31-Dec-16	Fixed Rate Swap	5	51.00

(9)	Alberta Power Pool (monthly average 24x7).

17.	INCOME TAXES
The major components of income tax expense for the years ended December 31, 2015 and 2014 were as follows:

	December 31, 2015	December 31, 2014
Current:
Current year	2.5	87.1
Adjustments for prior years	(11.5)	(16.8)
	(9.0)	70.3
Deferred:
Origination and reversal of temporary differences	(39.0)	53.0
Adjustments for prior years	3.9	7.4
Changes in tax rates and legislation	28.3	(1.3)
	(6.8)	59.1
Total provision for income taxes	(15.8)	129.4

ARC Resources Ltd.	Page 29

The tax provision differs from the amount computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income tax expense as follows:

	December 31, 2015	December 31, 2014
Income before tax	(358.5)	510.2
Canadian statutory rate (1)	26.1%	25.4%
Expected income tax expense at statutory rates	(93.6)	129.8
Effect on income tax of:
Change in corporate tax rate	27.1	(1.3)
Non-deductible portion of unrealized foreign exchange losses	23.1	10.0
Change in estimated pool balances	(7.6)	(9.4)
Unrecognized deferred tax asset on unrealized foreign exchange losses	34.2	—
Other	1.0	0.3
Total provision for income taxes	(15.8)	129.4

(1)
The tax rate consists of the combined federal and provincial statutory tax rates for the Company and its subsidiaries for the years ended December 31, 2015 and 2014. The combined federal and provincial tax rate increased to 26.1% in 2015 from 25.4% in 2014 due to the Alberta corporate tax rate increasing from 10% to 12% effective July 1, 2015.

	December 31, 2015	December 31, 2014
Deferred tax liabilities:
PP&E in excess of tax basis	709.0	780.6
Risk management contracts	109.5	66.2

Deferred tax assets:
Asset retirement obligations	(152.3)	(158.4)
Long-term debt	(34.2)	(10.8)
Risk management contracts	(0.6)	(0.5)
Long-term incentive compensation expense	(10.4)	(15.2)
Unrecognized deferred tax asset on unrealized foreign exchange losses	34.2	—
Other	(7.1)	(2.6)
Deferred taxes	648.1	659.3

ARC Resources Ltd.	Page 30

A continuity of deferred taxes is detailed in the following table:

	Balance, December 31, 2014	Recognized in Profit or Loss	Recognized in Equity	Balance, December 31, 2015
	Asset (Liability)	Asset (Liability)		Asset (Liability)

Property, plant and equipment	(780.6)	71.6	—	(709.0)
Risk management contracts	(65.7)	(43.2)	—	(108.9)
Long-term debt	10.8	23.4	—	34.2
Asset retirement obligation	158.4	(6.1)	—	152.3
Long-term incentive compensation expense	15.2	(4.8)	—	10.4
Unrecognized deferred tax asset on unrealized foreign exchange losses	—	(34.2)	—	(34.2)
Other	2.6	0.1	4.4	7.1
Total	(659.3)	6.8	4.4	(648.1)
At December 31, 2015, the petroleum and natural gas properties and facilities owned by ARC have an approximate federal tax basis of $2.3 billion ($2.5 billion in 2014) available for future use as deductions from taxable income.
The following is a summary of the estimated ARC tax pools:

	December 31, 2015	December 31, 2014
Canadian oil and gas property expense	595.2	710.9
Canadian development expense	877.1	974.6
Canadian exploration expense	—	—
Undepreciated capital cost	791.4	834.5
Other	21.8	10.8
Total federal tax pools	2,285.5	2,530.8
Additional Alberta tax pools	8.6	19.9
A deferred tax asset has not been recognized with respect to capital losses relating to unrealized foreign exchange losses on US denominated debt in the amount $257.2 million, as it is not considered probable that the benefit of the capital losses will be realized. Recognition is dependent on the realization of future taxable capital gains.
A deferred tax liability has not been recognized in respect of temporary differences associated with the investment in the partnership, as there are future plans to internally wind-up the partnership on a tax deferred basis using provisions under the Federal Income Tax Act. The taxable temporary differences associated with the investment in the partnership at December 31, 2015 are approximately $2.3 billion ($3 billion at December 31, 2014).

ARC Resources Ltd.	Page 31

18.	SHAREHOLDERS’ CAPITAL
ARC is authorized to issue an unlimited number of no par value common shares and 50 million preferred shares without nominal or par value. Common shares carry one vote per share and the right to dividends. Preferred shares may be issued in series with rights and conditions to be determined by ARC's Board of Directors prior to issuance and subject to the Company’s articles. There are no outstanding preferred shares as at December 31, 2015 or 2014.

(thousands of shares)	Year Ended December 31, 2015	Year Ended December 31, 2014
Common shares, beginning of year	319,439	314,067
Equity offering	17,859	—
Restricted shares issued pursuant to the LTRSA (1) Plan	100	—
Forfeited restricted shares pursuant to the LTRSA Plan	(7)	—
Unvested restricted shares held in trust pursuant to the LTRSA Plan	(93)	—
Cancelled shares	(1)	(47)
Dividend reinvestment program	7,563	4,159
Stock dividend program	2,224	1,260
Common shares, end of year	347,084	319,439

(1)	Long-term Restricted Share Award.
Net income (loss) per common share has been determined based on the following:

(thousands of shares)	Year Ended December 31, 2015	Year Ended December 31, 2014
Weighted average common shares	340,542	316,621
Dilutive impact of share-based compensation (1)	—	587
Weighted average common shares - diluted	340,542	317,208

(1)
Excludes impact of 3.2 million weighted average common shares related to share options and 0.1 million weighted average common shares related to LTRSAs that were anti-dilutive for the year ended December 31, 2015 (0.6 million weighted average common shares related to share options for the year ended December 31, 2014).

In January 2015, ARC issued 17.9 million common shares at a price of $22.55 per share for aggregate gross proceeds of $402.7 million on a bought deal basis. Share issue costs of $16.6 million were incurred as a result of this transaction.
Dividends declared for the years ended December 31, 2015 and 2014 were $1.20 per common share, respectively.
On January 18, 2016, the Board of Directors declared a dividend of $0.10 per common share, payable in cash or common shares under the Stock Dividend Program, to shareholders of record on January 29, 2016. The dividend payment date is February 16, 2016. Of the $34.7 million in dividends payable at December 31, 2015, $4.5 million is payable in common shares under the Stock Dividend Program ($4.2 million at December 31, 2014).

19.	SHARE-BASED COMPENSATION PLANS
RSU and PSU Plan
ARC’s share-based long-term incentive plan results in employees, officers and directors (the “plan participants”) receiving cash compensation in relation to the value of a specified number of underlying notional share units. The RSU and PSU Plan consists of Restricted Share Units ("RSUs") for which the number of share units is fixed and will vest evenly over a period of three years and PSUs for which the number of share units is variable and will vest at the end of three years.
Upon vesting of the RSUs, the plan participant receives a cash payment based on the fair value of the underlying share units plus all dividends accrued since the grant date. The cash compensation of the PSUs issued upon vesting is further dependent upon an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier. The performance multiplier is calculated at the time of payment using the percentile rank of ARC’s total shareholder return relative to its peers and can result in cash compensation issued upon vesting of the PSUs ranging from zero to two times the value of the PSUs originally granted.

ARC Resources Ltd.	Page 32

Deferred Share Unit Plan (“DSU Plan”)
ARC offers a DSU Plan to non-employee directors, under which each director receives a minimum of 60 per cent of their total annual remuneration in the form of Deferred Share Units ("DSUs"). Each DSU fully vests on the date of grant, but is distributed only when the director has ceased to be a member of the Board of Directors of the Company. Compensation expense associated with the DSU Plan is based on the fair value of DSUs at the date of grant, adjusted to the current fair value of outstanding awards at each period end. Units are settled in cash based on the common share price plus accrued dividends.

The following table summarizes the RSU, PSU and DSU movement for the years ended December 31, 2015 and 2014:

(number of units, thousands)	RSUs	PSUs (1)	DSUs
Balance, January 1, 2014	638	1,492	159
Granted	327	494	61
Distributed	(299)	(435)	—
Forfeited	(41)	(38)	—
Balance, December 31, 2014	625	1,513	220
Granted	464	702	97
Distributed	(294)	(493)	—
Forfeited	(65)	(145)	—
Balance, December 31, 2015	730	1,577	317

(1)	Based on underlying units before any effect of the performance multiplier.
Compensation charges relating to the RSU and PSU Plan and DSU Plan can be reconciled as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014
G&A expenses	2.4	22.7
Operating expense	1.6	3.8
PP&E	1.0	4.3
Total compensation charges	5.0	30.8
Cash payments	25.3	39.4
At December 31, 2015, $20 million of compensation amounts payable were included in accounts payable and accrued liabilities on the balance sheet ($30.9 million at December 31, 2014) and $19.5 million was included in the long-term incentive compensation liability ($29.1 million at December 31, 2014). A recoverable amount of $0.3 million was included in accounts receivable at December 31, 2015 ($0.5 million at December 31, 2014).
Share Option Plan
Share options are granted to officers and certain employees of ARC which vest evenly on the fourth and fifth anniversary of their grant date and have a maximum term of seven years. The option holder has the right to exercise the options and purchase one common share per option at the original grant price or at a reduced exercise price, equal to the grant price less all dividends paid subsequent to the grant date and prior to the exercise date. The original grant price is calculated as the weighted average trading price of ARC common shares for the five days immediately preceding the grant date.

ARC Resources Ltd.	Page 33

The changes in total share options outstanding and related weighted average exercise prices for the years ended December 31, 2015 and 2014 were as follows:

	Share Options (number of units, thousands)	Weighted Average Exercise Price ($)
Balance, January 1, 2014	2,022	22.12
Granted	569	32.94
Forfeited	(86)	23.85
Balance, December 31, 2014	2,505	23.43
Granted	999	21.86
Forfeited	(283)	22.30
Balance, December 31, 2015	3,221	21.95
Exercisable, December 31, 2015	174	21.41

The following table summarizes information regarding share options outstanding at December 31, 2015:

Range of exercise price per common share ($)	Number of share options outstanding (thousands)	Weighted average exercise price per share for options outstanding ($)	Weighted average remaining term (years)	Number of share options exercisable (thousands)	Weighted average exercise price per share for options exercisable ($)
16.00 - 20.00	852	16.00	3.47	—	—
20.01 - 25.00	1,865	22.18	5.09	174	21.41
25.01 - 31.14	504	31.14	5.47	—	—
Total	3,221	21.95	4.72	174	21.41

ARC estimates the fair value of share options granted on the date of grant using a binomial-lattice option pricing model. The following assumptions were used to measure the grant date fair values of share options granted during the years ended December 31, 2015 and 2014:

	Year Ended December 31, 2015	Year Ended December 31, 2014
Grant date share price ($)	21.86	32.94
Exercise price ($) (1)	21.26	32.34
Expected annual dividends ($)	1.20	1.20
Expected volatility (%) (2)	37.00	37.00
Risk-free interest rate (%)	1.40	2.09
Expected forfeiture rate (%)	—	—
Expected life of share option (3)	5.5 to 6 years	5.5 to 6 years
Fair value per share option ($)	5.68	10.21

(1)	Exercise price is reduced monthly by the amount of dividend declared.

(2)	Expected volatility is determined by the average price volatility of the common shares/trust units over the past seven years.

(3)	Expected life of the share option is calculated as the mid-point between vesting date and expiry.
ARC recorded compensation expense of $3.4 million relating to the share option plan for the year ended December 31, 2015 ($2.7 million for the year ended December 31, 2014). During the year ended December 31, 2015, $0.4 million of share option compensation charges were capitalized to PP&E ($0.2 million for the year ended December 31, 2014).
LTRSA Plan
On April 30, 2015, at its Annual and Special Meeting of Shareholders, ARC shareholders approved a new LTRSA Plan to award shares of ARC to qualifying officers and employees. The first grant of the LTRSA Plan occurred on June 24, 2015.

ARC Resources Ltd.	Page 34

LTRSA grants consist of restricted common shares that are awarded at the date of grant and a cash payment made equal to the estimated personal tax obligation associated with the total award. The restricted shares issued on the grant date of the award are held in trust until the vesting conditions have been met.
While in trust, the restricted shares earn dividends which are reinvested into ARC common shares through the stock dividend program. These common shares issued through the stock dividend program are also held in trust until vested. Each LTRSA vests evenly on the eighth, ninth, and tenth anniversaries of their respective grant dates. Restricted shares and any accrued dividends that are subject to forfeiture will be redeemed and cancelled by ARC.
Compensation expense associated with the cash payments made under the LTRSA Plan is recognized immediately, while compensation expense associated with the restricted common shares is recognized over the vesting period with a corresponding charge to contributed surplus. Upon vesting, ARC recognizes an increase in share capital with a corresponding reduction to contributed surplus. The dilutive effect of outstanding LTRSAs is reflected as additional share dilution in the computation of earnings per share.
The estimated fair value of LTRSAs is determined as the weighted average trading price of ARC common shares for the five days immediately preceding the grant date. The changes in total LTRSA outstanding and related fair value per restricted share for the year ended December 31, 2015 were as follows:

	LTRSA (number of units, thousands)	Fair Value per Restricted Share ($)
Balance, December 31, 2014	—	—
Granted	100	21.56
Forfeited	(7)	21.86
Balance, December 31, 2015	93	21.54
ARC recorded G&A expenses of $0.7 million relating to the cash payment under the LTRSA Plan for the year ended December 31, 2015 ($nil for the year ended December 31, 2014).

20.	COMMITMENTS AND CONTINGENCIES
The following is a summary of ARC’s contractual obligations and commitments as at December 31, 2015:

	Payments Due by Period
	1 Year	2-3 Years	4-5 Years	Beyond 5 Years	Total
Debt repayments (1)	57.9	134.8	240.5	681.1	1,114.3
Interest payments (2)	48.0	86.6	70.3	71.5	276.4
Reclamation fund contributions (3)	3.3	6.2	5.7	45.6	60.8
Purchase commitments	57.1	22.6	8.6	5.4	93.7
Transportation commitments	84.5	166.1	112.0	290.5	653.1
Operating leases	15.5	29.6	27.4	45.1	117.6
Risk management contract premiums (4)	4.5	5.8	0.5	—	10.8
Total contractual obligations and commitments	270.8	451.7	465.0	1,139.2	2,326.7

(1)	Long-term and current portion of long-term debt.

(2)	Fixed interest payments on senior notes.

(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)	Fixed premiums to be paid in future periods on certain commodity price risk management contracts.
In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 16). As the premiums are related to the underlying risk management contracts, they have been recorded at fair market value at December 31, 2015 on the balance sheet as part of risk management contracts.
ARC enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the expenditures in a future period.
ARC is involved in litigation and claims arising in the normal course of operations. Such claims are not expected to have a material impact on ARC’s results of operations or cash flows.

ARC Resources Ltd.	Page 35

21.	RELATED PARTIES
Interest in Partnership
ARC owns a 99.99% interest in the ARC Resources General Partnership. The other 0.01% of the partnership is owned by 1504793 Alberta Ltd, a 100% owned subsidiary of ARC. ARC’s oil and gas properties are owned and administered by the partnership. ARC is also the sole beneficiary of the Redwater A&R Trust, which administers the reclamation fund on ARC’s behalf.
Key Management Personnel Compensation
ARC has determined that the key management personnel of ARC consists of its officers and directors. Short-term benefits are composed of salaries and directors' fees, annual bonuses, and other benefits. In addition, the Company provides share-based compensation to its key management personnel under the RSU and PSU, DSU, LTRSA and Share Option Plans. The compensation expense included in G&A expenses relating to key management personnel for the year is as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014
Short-term benefits	7.2	8.0
Share-based compensation	1.6	15.6
Total key management personnel compensation	8.8	23.6

22.	SUPPLEMENTAL DISCLOSURES
Presentation in the Statements of Income
ARC’s statements of income are prepared primarily by nature of item, with the exception of employee compensation expenses which are included in both operating and G&A expense line items.
The following table details the amount of total employee compensation expenses included in operating and G&A expense line items in the statements of income:

	Year Ended	Year Ended
	December 31, 2015	December 31, 2014
Operating	35.8	35.3
G&A	60.3	84.4
Total employee compensation expenses	96.1	119.7
Cash Flow Statement Presentation
The following tables provide a detailed breakdown of certain line items contained within cash flow from operating activities:

	Year Ended	Year Ended
Change in Non-Cash Working Capital	December 31, 2015	December 31, 2014
Accounts receivable	48.4	12.5
Accounts payable and accrued liabilities	(203.0)	62.1
Prepaid expenses	—	1.3
Total	(154.6)	75.9
Relating to:
Operating activities	(62.4)	49.4
Investing activities	(92.2)	26.5
Total change in non-cash working capital	(154.6)	75.9

	Year Ended	Year Ended
Other Non-Cash Items	December 31, 2015	December 31, 2014
Non-cash lease inducement	(1.7)	(1.7)
Loss on short-term investment	0.4	—
Share-based compensation expense	3.6	2.7
Total other non-cash items	2.3	1.0

ARC Resources Ltd.	Page 36

	Year Ended	Year Ended
Net Change in Other Liabilities	December 31, 2015	December 31, 2014
Long-term incentive compensation liability	(9.6)	3.0
Risk management contracts	(0.1)	(0.4)
Asset retirement obligations	(12.3)	(23.0)
Total net change in other liabilities	(22.0)	(20.4)

ARC Resources Ltd.	Page 37